Exhibit 12.1

DELL INC. – RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratio)

	Q2FY 2009	FY 2008	FY 2007	FY 2006	FY 2005	FY 2004
Earnings[1]
Pre-tax income (loss) from continuing operations	1,718	3,440	3,070	4,382	4,206	3,525
Add: Fixed Charges less capitalized interest	58	84	71	52	35	39
Add: Investment and Other Income	143	387	275	226	197	186
Add: Minority Interest	0	29	23	27	17	4
TOTAL EARNINGS	1,919	3,940	3,439	4,687	4,455	3,754

Fixed Charges[2]
Interest Expense	38	45	45	29	15	14
Capitalized interest	0	0	0	0	0	0
Estimate of interest in rent expense	20	39	26	23	20	25
TOTAL FIXED CHARGES	58	84	71	52	35	39

RATIO OF EARNINGS TO FIXED CHARGES	33	47	49	90	128	96

[1]        Earnings means the amounts resulting from the following: (a) our operating income, plus (b) our fixed charges less capitalized interest, plus (c) investment and other income, plus (d) our minority interests in the income of subsidiaries

[2]        Fixed charges means the amounts resulting from the following: (a) our interest expensed, plus (b) our interest capitalized, plus (c) a reasonable estimation of the interest factor included in rental expense

Total rental expense	61	118	78	70	60	76
Interest factor – one-third of rental expense	20	39	26	23	20	25